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                                                                     Exhibit 3.4

                            CERTIFICATE OF AMENDMENT
                                       TO
                           CERTIFICATE OF DESIGNATIONS
                                       FOR
                            SERIES B PREFERRED STOCK
                                       OF
                               INTEG INCORPORATED


1.       The name of the corporation is Integ Incorporated (the "Corporation").

2. Resolved that Section 2 of the Certificate of Designations for Series B Preferred Stock (the "Certificate") of the Corporation is hereby amended in its entirety to read as follows:

         "Section 2: Voting.

                  (a) General. Holders of Series B Preferred Stock shall not be entitled to vote on any matters submitted to the shareholders, except as otherwise required by law."

3. Resolved that Section 4(c) of the Certificate of the Corporation is hereby amended in its entirety to read as follows:

         "Section 4: Redemption of Series B Preferred Stock.

         . . .

                  (c) All shares of Series B Preferred Stock shall be subject to mandatory redemption by the Corporation (or its successor-in-interest) at a redemption price equal to the total price paid by Purchaser for the Series B Preferred Stock plus a 10% premium (the "Redemption Amount") in the event that: (x) the Corporation enters into an agreement with any person, entity or group (other than the Purchaser and its affiliates, agents and representatives) relating to any merger, consolidation, sale of all or substantially all of the assets of the Corporation, sale of more than 50% of the outstanding shares of Common Stock of the Corporation or other transaction which results in such person, entity or group obtaining the right to elect a majority of the Corporation's board of directors or otherwise to exercise control over the Corporation (each an "Acquisition") and the Corporation is not in breach of the April 2, 1999 Option Agreement between the Corporation and the Purchaser (the "Option Agreement"), or (y) the Corporation fails to exercise its option (the "Option") to merge (the "Merger") with and into a newly formed, wholly owned subsidiary of Purchaser pursuant to the terms of the Option Agreement on or before the expiration of the Option as set forth in the Option Agreement. Any such redemption shall (x) occur on the date of the consummation of the Acquisition, in the case of an Acquisition or on the date that is ninety (90) days after the expiration of the Option as set forth in the Option Agreement and (y) be payable, at the sole option of the Corporation, either in cash equivalent to the Redemption Amount or a number shares of Common Stock of the Corporation equal to the Redemption Amount
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         divided by the last sale price of the Common Stock on the date that is three business days prior to the date of such redemption. "

4. The foregoing amendment was adopted according to Chapter 302A of the Minnesota Business Corporation Act.

         IN WITNESS WHEREOF, the undersigned, the Chief Executive Officer of Integ Incorporated, being duly authorized on behalf of Integ Incorporated, has executed this document as of September 13, 2000.

                                       /s/ Susan L. Critzer
                                       -----------------------------------------
                                       Susan L. Critzer, Chief Executive Officer

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